[redacted]

11019048

U
SECURITIESAN
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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SEC FILE NUMBER
8- 49200

X per 3/9

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rydex Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

805 King Farm Boulevard, Suite 600
(No. and Street)

Rockville	MD	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie A. Jacques — 785-438-3751 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2500	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Julie A. Jacques, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rydex Distributors, LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Melissa Fuhrman
Notary Public
State of Kansas
My Appt. Expires 6/8/13

Signature
Julie A. Jacques
FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rydex Distributors, LLC.
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2010
(In Thousands)

Assets		
Cash and cash equivalents	$	14,721
Investment securities in affiliated mutual funds, at fair value		2,059
Fees and expenses receivable from affiliated Funds		2,592
Due from affiliated companies		1,577
Prepaid fees		831
Deferred selling commissions, net of accumulated amortization of $884		1,098
Other assets		219
Total assets	$	23,097
Liabilities and member's equity		
Liabilities:		
Accrued commissions and distribution costs	$	3,714
Accrued compensation		4,267
Due to affiliated companies		1,310
Net deferred income tax liability		507
Accounts payable		750
Income taxes payable (including $615 to affiliates)		669
Total liabilities		11,217
Member's equity:		
Contributed capital		9,568
Retained earnings		2,312
Total member's equity		11,880
Total liabilities and member's equity	$	23,097

See accompanying notes.

1. Ownership and Nature of Business

Rydex Distributors, LLC. (the Company) is a wholly owned subsidiary of Rydex Holdings, LLC (RHLLC), which is a wholly owned subsidiary of Security Benefit Asset Management Holdings, LLC, which is a wholly owned subsidiary of Security Benefit Corporation (SBC). SBC is a wholly owned subsidiary of Guggenheim SBC Holdings, LLC (GSBCH). Formerly, SBC was a wholly owned subsidiary of Security Benefit Mutual Holding Company (SBMHC).

Effective July 30, 2010, the Company changed its legal form from a corporation to a limited liability company. As a result, all of the common stock, including voting and non-voting shares, has been extinguished and transferred to a capital contribution, which is a component of member's equity.

The Company is a registered broker/dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority. The Company has offices in Rockville, Maryland, and Schaumburg, Illinois. The Company serves as distributor for the following: the Rydex Series Funds; Rydex Dynamic Funds; Rydex Variable Trust; Rydex ETF Trust; Security Equity Fund; Security Income Fund; Security Large Cap Value Fund; Security Mid Cap Growth Fund; and SBL Fund. The Company also serves as the distributor of the CurrencyShares Australian Dollar Trust; CurrencyShares British Pound Sterling Trust; CurrencyShares Canadian Dollar Trust; CurrencyShares Euro Trust; CurrencyShares Hong Kong Dollar Trust; CurrencyShares Japanese Yen Trust; CurrencyShares Mexican Peso Trust; CurrencyShares Russian Ruble Trust; CurrencyShares Singapore Dollar Trust; CurrencyShares South African Rand; CurrencyShares Swedish Krona Trust; and CurrencyShares Swiss Franc Trust (CurrencyShares Trusts).

On February 15, 2010, SBMHC entered into a purchase and sale agreement with GSBCH to sell all of the outstanding capital stock of SBC. Effective July 30, 2010, SBC was sold to GSBCH referred to herein as the "Transaction". At the time of the Transaction, SBMHC was demutualized and then dissolved. The statement of financial condition of the Company was unaffected by the Transaction; as a result, the Company's assets and liabilities reflect the historical accounting basis instead of adjusting its accounting basis to fair value at the Transaction date.

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

Revenue Recognition

The Company receives a mutual fund service fee from the Rydex Variable Trust for providing shareholder services and, in turn, compensates service providers who have entered into agreements with the Company to provide such services. Rydex Fund Services, LLC (RFS, formerly known as Rydex Fund Services, Inc.), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties that are in excess of the amount received by the Company. These revenues and expenses are recorded as the services are provided.

The Company serves as underwriter for the Rydex Series Funds, Rydex Dynamic Funds, and, the Security Equity, Income, Large Cap Value, and Mid Cap Growth Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of these funds. These revenues are recorded monthly based on monthly average daily net assets. A portion of these fees is paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds.

The Company receives fees from Rydex Advisors, LLC (RA, LLC) (formerly known as PADCO Advisors, Inc.) for services in connection with the promotion of RA, LLC, Rydex Advisors II, LLC (RA II, LLC) (formerly known as PADCO Advisors II, Inc.) and the Rydex Funds. Those services include maintaining a national service operation for the registered investment advisors and broker/dealers that recommend and/or sell the Rydex Funds. These fees are calculated based on a cost plus fee basis, are earned as services are provided.

2. Significant Accounting Policies (continued)

Contingent deferred sales charges are recorded as earned based on the early redemption of the shares of certain affiliated investment companies during the contingent deferred sales charge period.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash, affiliated money market funds, and other investments with maturities of less than 90 days.

Investment Securities

The Company's investments in trading securities are stated at fair value based on published market prices. The specific-identification method is used to determine cost in computing realized gains and losses.

Deferred Selling Commissions

The Company defers certain costs, principally sales commissions, paid to broker/dealers in connection with the sale of certain shares of affiliated mutual funds with distribution fees and contingent deferred sales charges. These deferred costs are amortized based on the revenue stream of contingent deferred sales charges and distribution fees. Effective January 4, 2010, the Company ceased entering into sales agreements for the shares of affiliate mutual funds that require capitalization of sales commissions.

Prepaid Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors and broker/dealers for certain services. A portion of these distribution service fees are paid in advance. These prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee.

2. Significant Accounting Policies (continued)

Promotions

The costs of promotions are expensed in the period incurred.

Income Taxes

For the period July 31, 2010 through December 31, 2010, the Company is included in a life/nonlife consolidated federal income tax return filed by SBC and its subsidiaries as a disregarded entity. For the period January 1, 2010 through July 30, 2010, the Company was included in a life/non-life consolidated federal income tax return filed by SBMHC and its subsidiaries. Income taxes were allocated to the Company as if it filed a separate income tax return. The provision for income taxes includes current federal and state income tax expense or benefit and deferred income tax expense or benefit. Deferred income taxes relate principally to deferred selling commissions. With few exceptions, SBMHC is no longer subject to U.S. federal and state examinations by tax authorities for years before 2006. The Internal Revenue Service (IRS) is not currently examining any of SBMHC's federal tax returns.

Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws. Deferred income tax expense or benefit is based on the changes in deferred income tax assets or liabilities from period to period. Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

2. Significant Accounting Policies (continued)

Accounting Changes

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2010-06, *Improving Disclosures about Fair Value* (ASU 2010-06) that requires new disclosures related to fair value measurements and clarifies existing disclosure requirements about the level of disaggregation, inputs, and valuation techniques. Specifically, reporting entities now must disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, in the reconciliation for Level 3 fair value measurements, a reporting entity should present separately information about purchases, sales, issuances, and settlements. The guidance clarifies that a reporting entity needs to use judgment in determining the appropriate classes of assets and liabilities for disclosure of fair value measurement, considering the level of disaggregated information required by other applicable U.S. GAAP guidance and should also provide disclosures about the valuation techniques and inputs used to measure fair value for each class of assets and liabilities. The Company adopted this guidance as of January 1, 2010, except for the disclosures about purchases, sales, issuances, and settlements in the reconciliation for Level 3 fair value measurements, which will be effective for periods beginning after December 15, 2010, which for the Company is January 1, 2011. This guidance did not have a material impact on the Company's statement of financial condition.

3. Income Taxes

The gross carrying amounts for deferred income tax assets and liabilities as of December 31, 2010, are as follows:

Deferred income tax liability	$	(510)
Deferred income tax asset		3
Net deferred income tax liability	$	(507)

The principal temporary differences arise from the different methods of accounting for deferred selling commissions, accrued vacation pay, unrealized securities losses, and depreciation expense used by the Company for tax and financial statement presentation.

The Company did not record a valuation allowance against its deferred income tax assets as of the beginning or end of 2010 as the Company believes it is more likely than not that there is an ability to realize its deferred income tax assets.

4. Retirement Plan

The Company has a qualified 401(k) plan that covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

(In Thousands)

5. Fair Values Hierarchy

In accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, the Company groups its financial assets measured at fair value in three levels based on the inputs and assumptions used to determine the fair value. The levels are as follows:

Level 1 – Valuations are based upon unadjusted quoted prices for identical instruments traded in active markets. The Company's Level 1 assets include money market funds and affiliated mutual funds.

Level 2 – Valuations are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3 – Valuations are generated from techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect the Company's assumptions that market participants would use in pricing the asset or liability.

Under FASB ASC 820, the Company bases fair values on the price that would be received to sell an asset or paid to transfer a liability (exit price). It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in FASB ASC 820.

The following table presents categories reported at fair value on a recurring basis for the year ended December 31, 2010.

	2010			
		Fair Value Hierarchy Level		
	Fair Value	Level 1	Level 2	Level 3
Assets:				
Cash equivalents:				
Money market funds	$ 12,916	$ 12,916	$ –	$ –
Investment securities in affiliated mutual funds	2,059	2,059	–	–
Total	$ 14,975	$ 14,975	$ –	$ –

(In Thousands)

5. Fair Values Hierarchy (continued)

The Company did not have any transfers into or out of Levels 1, 2, and 3 for the period ending December 31, 2010.

6. Deferred Selling Commissions

An analysis of the deferred selling commissions asset balance is presented below for the year ended December 31, 2010:

Balance at the beginning of year	$	1,801
Costs deferred during the year		5
Amortized to expense during the year		(708)
Balance at end of year	$	1,098

As of December 31, 2010 there has been no impairment taken on the deferred selling commissions.

7. Related-Party Transactions

RHLLC owns the following: 100% of RA, LLC, which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds that are part of a complex of mutual funds that are registered with the Securities and Exchange Commission (SEC) under the Investment Company Act of 1940; 100% of RFS, which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100% of RA II, LLC, which provides management advisory services to the Rydex Variable Trust and the Rydex ETF Trust. Rydex Specialized Products, LLC, a wholly owned subsidiary of RA II, LLC, serves as sponsor of the CurrencyShares Trusts.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third parties for providing such services. The Company is reimbursed by RFS for the portion of the fees that it pays to third parties that are in excess of the fees received from Rydex Variable Trust.

(In Thousands)

7. Related-Party Transactions (continued)

As of December 31, 2010, the Company has investments of $5,288 in a money market mutual fund and $2,059 in other mutual fund investments sponsored by RA, LLC.

A summary of amounts due from and payable to affiliated companies at December 31, 2010, is as follows:

Due from affiliated companies:		
RA, LLC	$	829
RA II, LLC		260
RFS		486
SBL		2
	$	1,577
Due to affiliated companies:		
SBC	$	222
SBL		789
SDI		79
SI		27
RHLLC		131
FSBL		62
	$	1,310

The Company's financial condition does not necessarily reflect what might have occurred had the Company operated outside of its affiliated group.

(In Thousands)

8. Contingencies

Rafton matter: In March, 2010, an action was filed against PADCO Advisors, Inc. (PADCO), and Rydex Series Funds (hereinafter, the Trust) and certain trustees and officers of the Trust in federal district court in San Francisco, California. The action is entitled: *James Rafton, Trustee of James and Cynthia Rafton Trust vs. Rydex Series Funds; PADCO Advisors, Inc. d/b/a Rydex Investments, Inc.; Rydex Distributors, Inc.; Richard M.Goldman; Carl G. Verboncoeur; John O. Demaret; Nick Bonos; Michael P. Byrum; Corey A. Colehour; J. Kenneth Dalton; Werner E. Keller; Thomas F. Lydon; Patrick T. McCarville; Roger Somers, and does 1 through 25 inclusive,* Case No. 10cv1171 CRB. The action seeks class action status on behalf of purchasers of shares in a series of the Trust, the Rydex Inverse Government Long Bond Strategy Fund (the Fund), during a particular time period. The action asserts claims under provisions of the federal securities laws, alleging that certain registration statements of the Trust (those for 2007, 2008, 2009, and 2010) contained negligent misrepresentations and omissions with respect to certain risks associated with investment in the Fund, the suitability of the Fund, and differences between performance of the Fund's shares over time and that of its reference benchmark. The action also asserts a claim seeking to hold PADCO and the individual trustee defendants liable as control persons of the Trust. The action seeks unspecified damages and interest thereon as well as an award to the plaintiffs and putative class of attorney's fees and litigation expenses. Motions to Dismiss were filed by the defendants. The Motion to Dismiss was granted as to claims related to the 2009 and 2010 prospectuses. The Motion was denied as to all other claims. The Company, PADCO, the Trust, and the other defendants believe the claims asserted to be without merit and intend to vigorously defend against them. The Company may be entitled to certain insurance coverage and/or indemnity in respect of the claims. The Company has not been able to form a conclusion as to whether an unfavorable outcome is either probable or remote, nor has the Company been able to estimate the amount or range of possible loss, if any, to the Company.

Other Legal and Regulatory Matters

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

(In Thousands)

8. Contingencies (continued)

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934), which requires the maintenance of minimum net capital of the greater of $25 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $5,405, which was $4,691 in excess of its required net capital of $714. The Company claims exemption from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the subparagraph (k)(1) thereof. The Company's ratio of aggregate indebtedness to net capital was 1.98 to 1 at December 31, 2010.

10. Subsequent Events

The Company has evaluated the impact of the events that have occurred subsequent to December 31, 2010. Based on this evaluation, the Company has determined that no events have occurred that were required to be recognized or disclosed in the statement of financial condition.

STATEMENT OF FINANCIAL CONDITION

Rydex Distributors, LLC. (An Indirect Wholly Owned Subsidiary of Guggenheim SBC Holdings, LLC)
SEC File Number: 8-49200
December 31, 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Rydex Distributors, LLC.
(An Indirect Wholly Owned Subsidiary of
Guggenheim SBC Holdings, LLC)

Statement of Financial Condition

December 31, 2010

Contents

1102-1233336

Ernst & Young LLP
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Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Rydex Distributors, LLC.

We have audited the accompanying statement of financial condition of Rydex Distributors, LLC. (the Company), an indirect wholly owned subsidiary of Guggenheim SBC Holdings, LLC, as of December 31, 2010. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rydex Distributors, LLC. at December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Des Moines, Iowa
February 25, 2011

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

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